Xynomic Pharmaceuticals Holdings, Inc.

Suite 3306, K. Wah Centre

1010 Middle Huaihai Road
Shanghai, China

July 6, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xynomic Pharmaceuticals Holdings, Inc. (the “Company”)
Registration Statement on Form S-1, File No. 333-232598
Request for Withdrawal

Ladies and Gentlemen:

The Company hereby applies for withdrawal of the Company’s Registration Statement (File No. 333-232598) on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) initially filed on July 11, 2019 (together with its amendment filed thereafter, the “Registration Statement”), together with all exhibits thereto. Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Registration Statement, which has not been declared effective, because the Company has determined not to proceed with sale of the securities under the Registration Statement. Since the Registration Statement was not declared effective by the Commission, no shares were sold in connection with the offering described in the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact me at +86-15821996861.

Sincerely,

Xynomic Pharmaceuticals Holdings, Inc.

By:	/s/ Yinglin Mark Xu
Yinglin Mark Xu
Chairman of the Board, Chief Executive Officer, and President